Exhibit 21.1

LAKELAND BANCORP, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Lakeland Bank	New Jersey chartered bank

Lakeland NJ Investment Corporation (wholly owned subsidiary of Lakeland Bank)	New Jersey

Lakeland Investment Corporation (wholly owned subsidiary of Lakeland NJ Investment Corporation)	Delaware

Lakeland Bancorp Capital Trust I	Delaware

Lakeland Bancorp Capital Trust II	Delaware

Lakeland Bancorp Capital Trust III	Delaware